UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 000-18860

CANARC RESOURCE CORP.
(Translation of registrant's name into English)

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1     Consolidated Financial Statements for the Three and Nine Months ended September 30, 2020
99.2     Management Discussion and Analysis for the Three and Nine Months ended September 30, 2020
99.3     Certification of Interim Filings - CEO
99.4     Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp. (Registrant)

Date: November 17, 2020	By:	/s/ Scott Eldridge
Name: Scott Eldridge
Title: Chief Executive Officer